

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2025

Josh Resnik
Chief Executive Officer
FiscalNote Holdings, Inc.
1201 Pennsylvania Avenue, N.W., 6th Floor
Washington, D.C. 20004

**Re: FiscalNote Holdings, Inc.**
 **Registration Statement on Form S-3**
 **Filed August 22, 2025**
 **File No. 333-289803**

Dear Josh Resnik:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kevin Vold